AB 3/12



13030591

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.J. Hart & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16401 Swingley Ridge Road, Suite 210
(No. and Street)

St. Louis (City) Missouri (State) 63017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry J. Hart 636-537-9939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

211 N. Broadway, Suite 600 (Address) St. Louis (City) MO (State) 63102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry J. Hart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.J. Hart & Company, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS J. PISARKIEWICZ
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: April 29, 2013
Commission Number: 09779273

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

Report on the Financial Statements

We have audited the accompanying statement of financial condition of L.J. Hart & Company (the "Company") as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.J. Hart & Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

St. Louis, Missouri
February 18, 2013




Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

L.J. Hart & Company
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$ 1,942,450
Receivable from clearing organization	190,310
Securities owned, at market value	1,827,543
Property and equipment, net of accumulated depreciation of $167,301	199,176
Deposit with clearing organization and other assets	109,747
Total assets	$ 4,269,226

Liability and Stockholders' Equity

Liability	
Accounts payable and accrued expenses	$ 77,956
Total liability	77,956
Stockholders' Equity	
Common stock; $0.83 par value; authorized 217,500 shares, issued and outstanding 100,000 shares	83,000
Additional paid-in capital	417,000
Retained earnings	3,691,270
Total stockholders' equity	4,191,270
Total liability and stockholders' equity	$ 4,269,226

L.J. Hart & Company

Statement of Income

Year Ended December 31, 2012

Revenues and Security Activities	
Underwriting and commissions	$ 4,284,467
Interest and dividends	19,042
Net losses on securities	(1,382)
Other revenue	5,213
Total revenues and security activities	4,307,340
Expenses	
Employee compensation and benefits	1,383,907
Underwriting	346,475
Communication and data processing	19,672
Occupancy	141,116
Depreciation	23,865
Professional services	180,585
Other operating expenses	466,277
Total expenses	2,561,897
Net Income	$ 1,745,443

L.J. Hart & Company
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2012

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2012	72,500	$ 60,000	$ -	$ 3,908,798	$ 3,968,798
Distributions	-	-	-	(1,962,971)	(1,962,971)
Common stock issued	27,500	23,000	417,000	-	440,000
Net income	-	-	-	1,745,443	1,745,443
Balance, December 31, 2012	100,000	$ 83,000	$ 417,000	$ 3,691,270	$ 4,191,270

See Notes to Independent Registered Public Accounting Firm Financial Statements

L.J. Hart & Company

Statement of Cash Flows

Year Ended December 31, 2012

Operating Activities	
Net income	$ 1,745,443
Item not requiring cash	
Depreciation	23,867
Changes in	
Receivable from clearing organization	691,368
Securities owned	(963,629)
Accounts payable and accrued expenses	11,379
Other assets	(34,624)
Net cash provided by operating activities	1,473,804
Investing Activity	
Purchases of property and equipment	(3,013)
Net cash used in investing activity	(3,013)
Financing Activities	
Distributions paid	(938,488)
Proceeds from the issuance of common stock	440,000
Net cash used in financing activities	(498,488)
Increase in Cash and Cash Equivalents	972,303
Cash and Cash Equivalents, Beginning of Year	970,147
Cash and Cash Equivalents, End of Year	$ 1,942,450

Supplemental Cash Flows Information

Non-cash distributions paid to stockholders	$ 1,024,483

L.J. Hart & Company

Notes to Independent Registered Public Accounting Firm Financial Statements
December 31, 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies

L.J. Hart & Company (the "Company") is incorporated in the state of Missouri. The Company is primarily engaged in the business of underwriting municipal securities for school districts, counties, cities, towns and special districts in the state of Missouri and also operates as a broker-dealer of municipal securities. The Company is subject to competition from other broker-dealers. The Company is a member of the Financial Industry Regulatory Authority (FinRA), and operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities and Exchange Act of 1934.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the fair values of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2012, cash equivalents consisted primarily of money market accounts with brokers.

At December 31, 2012, the Company's cash accounts exceeded federally insured limits by approximately $184,000.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on settlement-date basis, generally the third business day following the transaction (trade) date, with related commission income and expenses reported on a trade-date basis.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Securities owned include marketable securities held for proprietary trading and are valued at fair value.

Underwriting Revenue

Underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting revenues also include fees earned from providing financial advisory services. Underwriting revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, usually settlement date.

Property and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured.

The estimated useful lives for each major depreciable classification of premises and equipment are as follows:

Leasehold Improvements	5-10 years
Other	3-5 years

Income Taxes

The Company's stockholders have elected to have the Company's income taxed as an "S" Corporation under provisions of the Internal Revenue Code and a similar section of the Missouri income tax law. Therefore, taxable income or loss is reported to the individual stockholders for inclusion in their respective tax returns and no provision for federal and state income taxes is included in these statements.

The Company files income tax returns in the U.S. federal and state of Missouri jurisdictions. The Company is no longer subject to examinations by tax authorities for years before 2009.

Note 2: Deposit with Clearing Organization

The Company has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires a $25,000 deposit which is maintained in cash with the broker-dealer.

L.J. Hart & Company

Notes to Independent Registered Public Accounting Firm Financial Statements

December 31, 2012

Note 3: Receivable from Clearing Organization

Receivable from clearing organization includes amounts owed arising from settlement of securities transactions and amounts receivable from the clearing organization related to unsettled securities transactions.

Note 4: Property and Equipment

Property and equipment consists of the following:

Furniture and fixtures	$ 144,736
Office equipment	85,722
Leasehold improvements	136,019
	366,477
Less accumulated depreciation	167,301
	$ 199,176

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $3,820,335 which exceeded the minimum required amount by $3,720,335. The Company's ratio of aggregate indebtedness to net capital was .020 to 1.

Note 6: Retirement Savings Plan

The Company offers employees a retirement savings plan under Section 408(p) of the Internal Revenue Code. The Plan allows all full-time employees to contribute a percentage of their annual wages up to a maximum amount established by the Internal Revenue Code with a 100% Company match up to 3% of gross wages. Company contributions charged to expense were $33,696 for 2012.

Note 7: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

Note 8: Investment Risk

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the accompanying statement of financial condition.

Note 9: Operating Leases

The majority stockholder leases the Company's office facilities under a lease agreement that expires in May 2013. The majority stockholder has an informal agreement with the lessor whereby the Company leases its office facilities on a month-to-month basis. Rent expense for 2012 was $141,116.

Note 10: Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2012.

Securities Owned, at Market Value

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available securities are classified within Level 3 of the hierarchy.

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Municipal Securities	$ 1,655,943	$ -	$ 1,655,943	$ -
Equity Securities	$ 171,600	$ 171,600	$ -	$ -
Money Market Account	$ 459,656	$ 459,656	$ -	$ -

Note 11: Current Economic Conditions

The current protracted economic decline continues to present securities broker-dealers with circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair values of investments and other assets.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Note 12: Stock Split and Changing Par Value of Stock

On January 26, 2012, the Company's articles of incorporation were amended. As a result of the amendment, the number of authorized shares of common stock was changed from 30,000 to 217,500.

In addition, the board of directors authorized a 7.25 for 1 stock split, thereby increasing the number of issued and outstanding shares to 100,000 and decreasing the par value of each share to $0.83. All references in the accompanying financial statements to the number of common shares and per-share amounts for January 1, 2012, have been restated to reflect the stock split.

Note 13: General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.



Supplementary Information


BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 Under the Securities Exchange Act of 1934

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

We have audited the financial statements of L.J. Hart & Company as of and for the year ended December 31, 2012, and have issued our report thereon dated February 18, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information "Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements and Computation Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission," required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in these schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in these schedules is fairly stated in all material respects in relation to the financial statements as a whole.

BKD, LLP

St. Louis, Missouri
February 18, 2013


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

L.J. Hart & Company

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Total Stockholder's Equity	$ 4,191,270
Non-Allowable Assets	
Property and equipment, net	199,176
Other assets	109,747
Total non-allowable assets	308,923
Net Capital Before Haircuts on Securities Positions	3,882,347
Haircuts on Securities	
Securities not readily marketable	25,740
Debt securities	36,272
Total haircuts on securities	62,012
Net Capital	$ 3,820,335
Aggregate Indebtedness	$ 77,956
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 5,197
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 3,720,335
Excess net capital at 1,000%	$ 3,812,539
Ratio of Aggregate Indebtedness to Net Capital	0.020 to 1

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

L.J. Hart & Company

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provision of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.



One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm on Internal Control

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

In planning and performing our audit of the financial statements of L.J. Hart & Company (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified a deficiency in internal control that we considered to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 18, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

St. Louis, Missouri
February 18, 2013




One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733

314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
L.J. Hart & Company
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by L.J. Hart & Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating L.J. Hart & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L.J. Hart & Company's management is responsible for L.J. Hart's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedule of additions and deductions noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

St. Louis, Missouri
February 18, 2013



Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS



experience BKD

PBC
Source: Tom Pisarkiewicz

NOTE: BKD compared this finalized signed SIPC 7 report to the one tested at Z.011 noting the statements agree w/o/e.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043976 FINRA DEC
L J HART & COMPANY 17*17
16401 SWINGLEY RIDGE RD STE 210
CHESTERFIELD MO 63017-0746

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry J. Hart (636) 537-9939

2. A. General Assessment (item 2e from page 2) $ 8,960

B. Less payment made with SIPC-6 filed (exclude interest) (5,899)

July 20, 2012
Date Paid

C. Less prior overpayment applied (--)

D. Assessment balance due or (overpayment) 3,061

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum --

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,061

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,061

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L.J. Hart & Company
(Name of Corporation, Partnership or other organization)

Larry J. Hart
(Authorized Signature)

President/CEO
(Title)

Dated the 17 day of January, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,307,341
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	--
(2) Net loss from principal transactions in securities in trading accounts.	--
(3) Net loss from principal transactions in commodities in trading accounts.	--
(4) Interest and dividend expense deducted in determining item 2a.	--
(5) Net loss from management of or participation in the underwriting or distribution of securities.	--
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	--
(7) Net loss from securities in investment accounts.	1,382
Total additions	1,382
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	--
(2) Revenues from commodity transactions.	--
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	201,932
(4) Reimbursements for postage in connection with proxy solicitation.	14,642
(5) Net gain from securities in investment accounts.	--
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	--
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	485,145
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bus and Equipment Lease Revenue (Deductions in excess of $100,000 require documentation)	22,950
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ --	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ---	
Enter the greater of line (i) or (ii)	--
Total deductions	724,669
2d. SIPC Net Operating Revenues	$ 3,584,054
2e. General Assessment @ .0025	$ 8,960
	(to page 1, line 2.A.)